Exhibit (a)(vi)

Excerpt from Supplement No. 1 dated November 13, 2015 to the prospectus of Dividend Capital Diversified Property Fund Inc. dated September 16, 2015 to be filed with the Securities and Exchange Commission on November 13, 2015.

Amendments to the Class E Share Redemption Program

The following disclosure amends the “Description of Capital Stock—Class E Share Redemption Program” section of the Prospectus and all similar disclosure in the Prospectus.

On November 12, 2015, the Company’s board of directors approved an Amended and Restated Class E Share Redemption Program (the “Amended Class E SRP”). Under the Amended Class E SRP, we have eliminated the one-year holding requirement and redemptions are only available with respect to unclassified or “Class E” shares of common stock in the event of the death or disability of a stockholder subject to the following limitation: unless approved by the board of directors, we will not make, during any consecutive twelve-month period, redemptions in the event of the death or disability of a stockholder that exceed five percent of the number of Class E shares of common stock outstanding at the beginning of such twelve-month period. Ordinary redemptions are no longer available under the Amended Class E SRP. All requests for redemption must be made in writing and received by us prior to the end of the applicable quarter and redemptions with respect to any calendar quarter will be effected on the 20th day following such calendar quarter (or, if not a business day, on the next business day) at a price equal to the net asset value (“NAV”) per share on the redemption date. If the board of directors decides to materially amend, suspend or terminate the Amended Class E SRP, we will provide stockholders with no less than 30 days written notice (relative to the redemption date). The Company may provide notice by including such information (a) in a Current Report on Form 8-K or in its annual or quarterly reports, all publicly filed with the SEC or (b) in a separate mailing to the stockholders. The Amended Class E SRP will be effective on December 12, 2015 and apply with respect to the fourth quarter of 2015.

Commencement of a Self-Tender Offer for our Class E Shares of Common Stock

On November 12, 2015, we commenced a self-tender offer to purchase for cash up to $20 million of our Class E shares, subject to our ability to increase the number of shares accepted for payment in the offer by up to but not more than 2% of the Company’s outstanding Class E shares (resulting in a commensurate increase in the dollar volume by up to approximately $20.7 million) without amending or extending the offer in accordance with rules promulgated by the Commission, at a purchase price of $7.39 per share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 12, 2015, and in the related Letter of Transmittal, filed with the Commission on Schedule TO on November 12, 2015 and available at www.sec.gov. Unless extended or withdrawn, the offer will expire at 5:00 p.m. Central Time, on Wednesday, December 23, 2015.

The purchase of Class E shares pursuant to the offer will have the following effects:

•	Depending on how many shares are purchased, the offer will decrease the amount of cash we have available for other purposes, such as making new investments, and will likely increase our leverage and our borrowing costs as we intend to finance a portion of the offer with borrowings.

•	If the purchase price is lower than our NAV, the purchases of shares pursuant to the offer may have a slightly positive impact to our NAV for remaining stockholders. This positive impact may result in better overall total stockholder returns for remaining stockholders, which may result in a slight increase to the performance-based advisory fee that is paid to our Advisor.

•	Purchases of shares pursuant to the offer will increase the proportionate interest of stockholders that do not tender their shares.

•	Class E stockholders who tender all of their shares will give up the opportunity to participate in any potential future benefits from owning shares, including the right to receive any future dividends or distributions that we may pay.

•	Because there will be fewer outstanding Class E shares, we anticipate that the base management fees paid to our Advisor will decrease.

Liquidity Goals with Respect to Class E Stockholders

The following disclosure amends the second paragraph of the “Description of Capital Stock—Liquidity Events” section of the Prospectus and all similar disclosure in the Prospectus.

With respect to liquidity for our Class E stockholders, our goal is to raise sufficient proceeds in this offering so as to be able to accommodate those holders of Class E shares who would like us to redeem their shares. Although no assurances can be made, our board of directors currently intends to make liquidity available to Class E stockholders in an amount that, during any consecutive twelve month period, is at least equal to five percent of the number of Class E Shares outstanding at the beginning of such twelve-month period, regardless of whether such liquidity will be made available through the Class E SRP or a tender offer, and excluding liquidity made available in the event of the death or disability of a stockholder through the Class E share redemption program. The board of directors will evaluate each quarter whether to make such liquidity available to Class E stockholders through a share redemption program or through a tender offer process. However, if we are not successful over time in generating liquidity to holders of our Class E shares through the Class E share redemption program or one or more tender offers, or if we cannot provide sufficient liquidity due to the volume limitations of the Class E share redemption program, we may explore additional liquidity strategies for our Class E stockholders. There can be no assurances that we will be successful in achieving liquidity strategies for our Class E stockholders within any certain time frame or at all. In any event, our board of directors will seek to act in the best interest of the Company as a whole, taking into consideration all classes of stockholders.